Exhibit 21
CHINA ARMCO METALS, INC.
Subsidiaries of the Company

	Name	Country of Incorporation	Date Created
1	Armco & Metawise (HK) Limited	Hong Kong	July 13, 2001
2	Armet (Lianyungang) Renewable Resources, Co., Ltd. (a/k/a Armet (Lianyungang) Scraps Co., Ltd.)	China	January 9, 2007
3	Henan Armco & Metawise Trading Co., Ltd.	China	June 6, 2002